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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDR SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-06094

National Commerce Financial Corporation Investment Plan

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(Exact name of registrations as specified in its charger)

303 Peachtree Street, N.E., Atlanta, GA 30308. (404) 588-7711

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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices.)

Interests in 401(k) Plan

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(Title of each class of securities covered by this Form.)

None.

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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None.

Explanatory Note:

Effective June 30, 2005, the National Commerce Financial Corporation Investment Plan (the ‘‘NCF Plan’’) merged with and into the SunTrust Banks, Inc. 401(k) Plan (the ‘‘STI Plan’’) with The STI Plan as the surviving plan. As a result of the aforementioned merger, the NCF Plan ceased to exist as a separate legal entity and ceased to have any holders of its securities. Pursuant to Rule 15d-6, the STI Plan files this Form 15 as successor in interest to the NCF Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, The SunTrust Banks, Inc. 401(k) Plan, as successor-in-interest by merger to the National Commerce Financial Corporation Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2006.	By:	The SunTrust Banks 401(k) Plan, as successor in interest pursuant to Rule 15d-6

	By:	SunTrust Bank, Trustee

	By:	/s/ David A. Wisniewski, David A. Wisniewski Group Vice President

Instruction: This form is required by Rules 12g-4, 12-h3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.